

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

March 11, 2009

Mr. Robert H. Nelson
Chief Financial Officer
Greystone Logistics, Inc.
1613 East 15th Street
Tulsa, Oklahoma 74120

      RE:    **Greystone Logistics, Inc.**
             **Form 10-KBS for the fiscal year ended May 31, 2008**
             **Filed September 15, 2008**
             **Form 10-Q for the Quarter Ended November 30, 2008**
             **Filed January 14, 2009**
             **File No. 0-26311**

Dear Mr. Nelson:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                       Sincerely,

                       Angela J. Crane
                       Accounting Branch Chief